FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of June 2005
                                 10 June 2005


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Holding(s) in Company' released on 10 June 2005





                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Sky Broadcasting Group plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. and its Affiliates

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached Schedule

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary shares of 50p each


10. Date of transaction

Unknown

11. Date company informed

09.06.05

12. Total holding following this notification

150,920,519

13. Total percentage holding of issued class following this notification

8.0328%

14. Any additional information

-

15. Name of contact and telephone number for queries

Chris Taylor, 020 7800 4297

16. Name and signature of authorised company official responsible for making this notification

Dave Gormley

Date of notification

10 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                    SCHEDULE

                       British Sky Broadcasting Group plc

Registered Holder                               No. of Shares        % of Class

Bank of New York, Europe, London                      18,388            0.0010%

Bank of New York, London                           2,224,238            0.1184%
London

JP Morgan/Chase                                  115,128,887             6.128%
Woolgate House
Coleman Street
London
EC2P 2HD

Citibank (ADR)                                     1,658,536            0.0883%
United States

Citibank                                           2,009,819            0.1070%
London

Clydesdale Bank Plc                                1,484,020            0.0790%
London

DTC (ADR)                                                  0            0.0000%
United States

Euroclear                                             52,905            0.0028%
Bruxelles

HSBC Bank Ltd.                                     1,718,319            0.0915%
London

Mellon Bank                                        4,935,177            0.2627%
London

Merrill Lynch Intl Ltd.                            1,911,092            0.1017%
London

Northern Trust Company                             2,793,856            0.1487%
155 Bishopgate
London, EC2M 3XS

Royal Trust Corp of Canada                         4,936,368            0.2627%
London
State Street Nominees Limited                     12,048,914            0.6413%
12-13 Nichols Lane
London EC4N 7BN

TOTAL                                            150,920,519            8.0328%



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 10 June 2005                           By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary